EXHIBIT 12.1

C. R. BARD, INC. AND SUBSIDIARIES

Exhibit 12.1 - Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30, 2005	2004	2003	2002	2001	2000
Earnings before taxes	$337,500	$414,200	$223,200	$211,000	$204,900	$154,000
Add (Deduct):
Fixed charges	13,100	17,700	17,900	17,400	19,100	24,500
Undistributed earnings of less than 50% owned companies carried at equity	(2,900)	(2,400)	(2,000)	(1,100)	(2,000)	(2,900)

Earnings available for fixed charges	$347,700	$429,500	$239,100	$227,300	$222,000	$175,600

Fixed charges:
Interest, including amounts capitalized	$9,300	$12,700	$12,500	$12,600	$14,200	$19,300
Proportion of rent expense deemed to represent interest factor	3,800	5,000	5,400	4,800	4,900	5,200

Fixed charges	$13,100	$17,700	$17,900	$17,400	$19,100	$24,500

Ratio of earnings to fixed charges	26.54	24.27	13.36	13.06	11.62	7.17